ARIZONA STAR

RESOURCE CORP.

Cerro Casale Project Update
Ownership: Arizona Star 25%, Bema Gold 24%, and Placer Dome 51%

Vancouver, August 12, 2004 – Arizona Star Resource Corp. (TSX-V: AZS) ("Arizona Star") is pleased to announce that a major international bank has submitted to Cia Minera Casale (CMC) an Indicative Term Sheet for an underwritten project loan of up to $1 billion for the development of the Cerro Casale Project. This offer to finance is subject to various conditions typical of a project loan financing.

In the Arizona Star's opinion, this bank proposal confirms that Cerro Casale is financeable under the terms of the CMC Shareholders' Agreement. Placer Dome in consultation with the CMC Finance Committee continues to review various financing alternatives for Cerro Casale. In parallel, this work includes advancing discussions on key commercial contracts and long-term marketing off-take arrangements.

The CMC Shareholders' are currently in discussion about modifications to the Shareholders' Agreement and the alternatives to advance the Cerro Casale Project.

On July 2, Arizona Star had issued Placer Dome a notice of Default under the terms of the Shareholders' Agreement. Given the ongoing discussions between the Shareholder's and the positive bank proposal, Arizona Star have elected to hold in abeyance any potential arbitration proceedings under the Shareholders' Agreement.

Under the terms of the CMC Shareholders' Agreement, Placer Dome is required to present Arizona Star a certificate regarding the financeability of Cerro Casale on September 30, 2004.

All dollar figures are in United States dollars.

On behalf of Arizona Star Resource Corp.

"Roger T. Richer"

President

For further information please contact:

Ian MacLean, Manager, Investor Relations

604-681-8371, investor@arizonastar.com

Derek Iwanaka, Investor Relations

604-681-8371, investor@arizonastar.com

Further information on the companies can be obtained at www.arizonastar.com.

The TSX Venture Exchange neither approves nor disapproves the information contained in this news release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol: AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes" "expects" "intends" "estimates" "may" "could", "would", "will", or 'plan". Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.